Securities and Exchange Commission
Washington, DC  20549


Ladies and Gentlemen:

We were previously principal accountants for PVF Capital Corp. and, under the date of July 27, 2001, we reported on the consolidated financial statements of PVF Capital Corp. as of and for the years ended June 30, 2001 and 2000. On February 12, 2002, our appointment as principal accountants was terminated. We have read PVF Capital Corp.'s statements included under Item 4 of its Form 8-K dated February 12, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with PVF Capital Corporation's statement that the change was approved by the Registrant's Audit Committee and approved by the Registrant's Board of Directors.


Very truly yours,

                                        /s/ KPMG LLP


Cleveland, Ohio
February 18, 2002